Mail Stop 4561

October 7, 2008

Lawrence P. Tu, General Counsel and Secretary
Dell Inc.
One Dell Way
Round Rock, TX 78682

      Re: Dell Inc.
            Registration Statement on Form S-4
            Filed September 11, 2008
            File No. 333-153440

Dear Mr. Tu:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that you are registering the new notes in reliance on the position of the staff of the Division of Corporation Finance enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position in such letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. You disclose that the offer will be open for at least 30 days. However, in certain circumstances, 30 days could amount to less than 20 full business days. Furthermore, as currently represented, the offer could be open for less than 20 full business days due to the stated expiration time of 5:00 p.m. rather than midnight on what ultimately may be the twentieth full business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Summary

The Exchange Offer

Conditions to the Exchange Offer, page 2

3. We note your disclosure that you will not be required to accept old notes for exchange "if any legal action has been instituted or threatened." A determination as to whether legal action has been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied. We note also that the section of your prospectus entitled "Conditions to the Exchange Offer" beginning on page 15 does not appear to include a discussion of the above-referenced condition relating to instituted or threatened legal action. Please ensure that the "Conditions to the Exchange Offer" section discloses all material conditions to the exchange offer.

Acceptance of Old Notes and Delivery of New Notes, page 3

4. You state that you will deliver the new notes "promptly after the expiration date and acceptance of the old notes for exchange." Please revise to state that you will issue the new notes promptly after the expiration date rather than after acceptance of the old notes. See Rule 14e-1(c) under the Exchange Act.

Exchange Offer

Extensions, Delays in Acceptance, Termination or Amendment, page 14

5. You reserve the right "to delay accepting for exchange any old notes." Confirm that any such delay will be consistent with Rule 14e-1(c). If you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Procedures for Tendering

Return of Old Notes Not Accepted or Exchanged, page 16

6.   We note the disclosure at the top of page 17 indicating that you will return old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) under the Exchange Act requires that you return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Similar language appears in the form of Letter of Transmittal attached as Exhibit 99.1 to you registration statement.

Part II

Item 22. Undertakings, page II-5

7.   Depending on whether you are relying on Rule 430B or are subject to Rule 430C, in each case under the Securities Act of 1933, with respect to this transaction, please include the appropriate corresponding undertakings required by Item 512(a)(5) of Regulation S-K.

8.   We note that your registration statement includes the undertaking called for by Item 512(b) of Regulation S-K. It does not appear, however, that your registration statement incorporates by reference any subsequent Exchange Act filings. Please revise your undertakings accordingly, or advise.

Exhibit 99.1

9.   The letter of transmittal should not include language that may act as a disclaimer or waiver of rights. Accordingly, please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read," "reviewed," or "understands" all of the terms of the exchange offer. For example, the following sentence on page 2 of the letter should be revised to remove the requirement that the holder acknowledge review of the subject materials: "The undersigned hereby acknowledges receipt and review of the prospectus dated   , 2008 (the 'Prospectus'), of the Issuer and this letter of transmittal (the 'Letter of Transmittal')."

****

        As appropriate, please amend your filing in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. If you thereafter require assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (214) 661-4634
Douglass M. Rayburn
Baker Botts L.L.P.